AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT REGARDING ADMINISTRATIVE SERVICE FEE

This Endorsement is part of the Contract and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our” and “us” mean AXA Equitable Life Insurance Company. Any reference to “Contract” will also include “Certificate”.

The Effective Date of this Endorsement is upon your receipt.

The following new Section is added to the Contract at the end of Part [XI], “General Provisions”.

SECTION: ADMINISTRATIVE SERVICE FEE

If we are instructed by the Employer or the Employer’s Designee, we will pay an administrative service fee to the Employer or the Employer’s Designee for providing administrative services for the Plan.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson, Chairman of the Board and Chief Executive Officer]	Karen Field Hazin, Vice President Secretary and Associate General Counsel]

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